Exhibit (a)(4)

E-mail message to employees:

From: Boris Lipkin

To: All Employees

Date: August 13, 2003

Subject: Announcement of Offer to Exchange Outstanding
Options Issued Before July 1, 2002 Which Have
an Exercise Price Greater Than $2.00 per Share Under the
Therma-Wave, Inc. 1997 Stock Purchase and Option Plan,
the 1997 Employee Stock Purchase and Option Plan,
the 1997 Special Employee Stock Purchase and Option Plan,
and the 2000 Equity Incentive Plan

Due to today's difficult market conditions, many of our employees hold stock options with an exercise price that significantly exceeds the market price of our common stock. Because our Board of Directors recognizes that the Company's option plans may not currently be providing performance incentives for its valued employees, the Board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to provide value.

As a result, I am happy to announce that Therma-Wave will offer to exchange your outstanding options under Therma-Wave's 1997 Stock Purchase and Option Plan, the 1997 Employee Stock Purchase and Option Plan, the 1997 Special Employee Stock Purchase and Option Plan, and the 2000 Equity Incentive Plan issued prior to July 1, 2002 and having an exercise price greater than $2.00 for new options we will grant under the eligible option plans. If you choose to participate, the number shares of common stock you will receive when you exercise your replacement options will be equal to 75% of the number of shares you would have received if you exercised the options that are exchanged. Members of the Company's board of directors and officers of the Company are not eligible to participate in this Offer.

If your current option vests over a fixed number of years so long as you remain employed by the Company and is not subject to vesting on the achievement of project milestones, then:

1. So long as you continue to be an employee of Therma- Wave, one half of your new option shall vest nine months from the date the new options are issued, and the remaining one half of your new option shall vest 18 months from the date the new options are issued;

2. All of your replacement options will have a four-year term as opposed to the ten-year term of the old options.

If your current option vests in increments upon the accomplishment of project milestones and then vests completely after a fixed number of years so long as you remain employed by the Company, then:

1. So long as you continue to be an employee of Therma- Wave, one half of the portion of your option that replaces the vested portion of your current option shall vest nine months from the date the new options are issued, and the remaining one half of the option replacing the vested portion of your current option shall vest 18 months from the date the new options are issued;

2. The portion of your replacement option that replaces the unvested portion of your current option will continue to vest on the schedule set forth in your current option agreement, however, in no event shall any portion of your replacement option vest before nine months from the date the new options are issued; and

3. All of your replacement options will have a term that extends for two and one-half years after the last date any portion of the replacement option vests.

The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and related documents that are being mailed today to the home address of employees who have been identified as eligible to participate in this program.

If you do not turn in your letter of transmittal by 12:00 Midnight on September 10, 2003 (unless the offer is extended), then you will not participate in the option exchange, and all stock options currently held by you will remain intact at their original price and original terms. YOUR LETTER OF TRANSMITTAL MUST BE RECEIVED BY 12:00 midnight on September 10, 2003 (unless the offer is extended), NOT JUST MAILED BY THEN.

The method of delivery of all documents, including letters of transmittal and any other required documents, is at the election and risk of the tendering option holder. If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package. In all cases, you should allow sufficient time to ensure timely delivery.

If you do not receive a mailing within a week and think you should have, or if you have questions relative to the offer after you receive your documents by mail, please contact Therma-Wave at TenderOffer@thermawave.com or at (510) 668-2678.

Boris Lipkin